Mail Stop 3561

									December 20, 2005


Mr. Michael J. Jackson
Chairman and Chief Executive Officer
AutoNation, Inc.
110 S.E. 6th Street
Fort Lauderdale, FL 33301

      Re:	AutoNation, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed February 24, 2005
      File No. 0-13107

Dear Mr. Jackson:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statement and Supplementary Data

Consolidated Statements of Cash Flows, page 46

1. We note that floorplan financing is provided primarily by manufacturers` captive finance subsidiaries. Please tell us the aggregate amounts of cash inflows and cash outflows under floorplan facilities related to vehicles that are not purchased from the manufacturer providing the floorplan financing via its captive finance subsidiary for each year presented. Please also tell us your basis in GAAP for classifying those cash flows as cash flows from operating activities as opposed to financing activities. Please refer to paragraph 23(a) of SFAS 95. Please also see AICPA TIS
Section 1300.16 for further guidance. It appears that borrowings and repayments under floor plan facilities related to vehicles not purchased from the manufacturer providing the floorplan financing should be classified in financing activities. Please advise.

Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 46

2. We note that you disclose cash used in discontinued operations as a separate line item. Under the provisions of SFAS 95, all cash flows must be reported as an operating, investing or financing activity. Please revise to identify cash flows from discontinued operations for each category. Alternatively, you may:

* Combine cash flows from discontinued operations with cash flows from continuing operations within each category;

* Identify cash flows from discontinued operations within each category; or

* Identify operating cash flows from discontinued operations within the operating category and combine investing and financing cash flows from discontinued operations with cash flows from continuing operations within each of those categories.

3. We note your disclosure in Note 18 on page 67 that you reclassified certain amounts, including certain items related to your former loan underwriting business, from investing activities to operating activities. Please tell us the items and their amounts reclassified for each year presented. Please also tell us why the adjustments were characterized as reclassifications as opposed to error corrections in accordance with paragraph 36 of APB 20.

Note 1. Summary of Significant Accounting Policies

Basis of Presentation, page 47

4. Please tell us in detail how you determined that the company has only one reportable segment under the guidance in SFAS 131. In doing so, tell us each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. Please also tell us why it is appropriate to aggregate identified operating segments into a single reportable segment based on the criteria in paragraph 17 of SFAS 131 and EITF 04-10. Specifically address your dealership stores, your collision repair centers and your captive insurance companies. We assume that discrete financial information is available and reported to the chief operating decision maker for each dealership, collision repair center and insurance company and/or regional operation referred to on page 3 for purposes of resource allocation and assessing performance. If not, please advise. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131 in future filings.

Form 8-K filed October 27, 2005

5. We note that you disclose the per-share benefit from the "resolution of certain tax matters" and earnings per share from continuing operations excluding the per-share tax benefit from the resolution of the tax matters. We also note that you disclose net income from continuing operations and related per-share amounts excluding the effects of income tax adjustments and debt repurchase costs and that similar disclosure is included in Forms 8-K filed on
July 28, 2005 and April 28, 2005. As required by Release 33-8176, please disclose the following information in future filings:

* the reasons why management believes that presentation of the non-
GAAP financial measures provide useful information to investors regarding your financial condition and results of operations; and

* to the extent material, the additional purposes, if any, for which management uses the non-GAAP financial measures that are not otherwise disclosed.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 or William Thompson (Staff Accountant) at (202) 551-3344 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


								Sincerely,



						William Choi
									Accounting Branch
Chief
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Mr. Michael J. Jackson
AutoNation, Inc.
December 21, 2005
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